November 14, 2022
BY EMAIL

Brandon J. Cage
Assistant Vice President, Counsel
Law Department
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660

Re:    Registration Statement on Form N-6 of Pacific Select Exec Separate
Account (the
          Separate Account   ) of Pacific Life Insurance Company (the
Company   ) relating to
       Pacific Legacy Survivorship VUL (File Nos. 811-05563 and 333-267433)
(the
          Registration Statement   )

Dear Mr. Cage:

       The staff has reviewed the Registration Statement on Form N-6 filed on September 15,
2022 by the Separate Account under the Securities Act of 1933, as amended (the
  1933 Act   ),
and the Investment Company Act of 1940, as amended. All capitalized terms not otherwise defined herein have the respective meanings given to them in the Registration Statement.
References to    Items    or    Instructions    herein are to Items and
Instructions in Form N-6 and
references to    Rule    are to Rules under the 1933 Act.

GENERAL

1. Please confirm supplementally that all missing information and all exhibits will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

2. Where a comment is made with regard to disclosure in one location of the Registration
       Statement, it is applicable to all similar disclosure appearing elsewhere in the
       Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

3. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy issued by the
       Separate Account.
 Brandon J. Cage
November 14, 2022
Page 2 of 14

4. Please be aware that the compliance date for the requirement to use the Inline eXtensible
      Business Reporting Language (XBRL) format for the submission of certain required disclosures in the variable contract statutory prospectus is January 1, 2023. Filings made on or after January 1, 2023 will be required to comply with these requirements. [General
      Instruction C.3.(h).]

PROSPECTUS

Table of Contents

5. In the electronic versions of the Prospectuses and SAI, please add hyperlinks to the headings and subheadings in the Tables of Contents to link directly to the relevant sections in the document.

Special Terms

6.    Please explain in the defined term    Account Additions    what these are
(e.g., premiums
      and additional credits).

7.    The definition of    Account Deductions    states that deductions are
taken proportionately
      from the Fixed and Variable Account Values, but that the Company makes available other ways to make deductions. Please disclose the other ways to make deductions in an appropriate location in the Prospectus and include a cross reference to the relevant discussion in the definition.

8.    In the definition of    Additional Credit,    please add that any such
credit may be applied
      beginning on the 11th Policy Anniversary.

9.    Please revise the definition of    Basic Face Amount    and/or    Face
Amount    to better
      distinguish the intended substantive difference between the terms or eliminate one of the terms.

10.   Please revise the definition of    Basic Life Coverage Layer    and/or
Coverage Layer    to
      better distinguish the intended substantive difference between the terms or eliminate one of the terms.

11.   In the definition of    Loan Account Value,    please add at the end of
the third sentence,
         during which a Loan Account is outstanding    or a similar statement.

12.   Please delete the second sentence of the definition of    Riders,
since no currently
      available Rider offers additional life insurance coverage.

13.   Please clarify in the definition of    Surrender Charge    that the
charge will apply during
      the first 20 years of any Basic Life Coverage Layer added to the Policy. Brandon J. Cage
November 14, 2022
Page 3 of 14

Important Information You Should Consider About the Policy

14. Please confirm supplementally that the key information table cross-references in the electronic version of the Prospectus will link directly to the location in the statutory
        Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies.
        [Instruction 1(b) to Item 2.]

Fees and Expenses

   Transaction Charges

15. The Prospectus does not disclose a charge for Risk Class changes and the optional Riders do not allow for requests to increase benefits. Please remove the references to risk class changes and for requests to increase benefits under an optional Rider in this section.
        Please add a reference to charges imposed to exercise certain optional riders.

Risks

   Not a Short-Term Investment

16. Please add a statement that no withdrawals may be made during the first year of the
        Policy.

    Contract Lapse

17. Please address the following comments in this section and under Principal Risks of
        Investing in the Policy   Policy Lapse:

           a. revise the discussion to include reference to the Short-Term No-Lapse Guarantee
              Rider, explain that the Policy will not lapse if the Rider conditions are satisfied and provide a cross reference to the relevant discussion in the Prospectus;
           b. change    no death benefit will be paid    to    no death benefit
or other benefits will
              be paid   ; and
           c. disclose that the Insureds must apply for reinstatement and that there is no guarantee that reinstatement will be approved or reapproved in the same Risk
              Class.

Restrictions

   Investments

18. Please add that there is a $25 fee per transfer in excess of 12 transfers per Policy Year.
        [Instruction 4(a) to Item 2.]
 Brandon J. Cage
November 14, 2022
Page 4 of 14

   Optional Benefits

19.   Please address the following comments:

           a. disclose that some optional Riders must be elected at Policy issue, may be subject to conditions to exercise or underwriting, and that your election of certain optional Riders may result in restrictions on some Policy benefits [Instruction 4(b)
              to Item 2];

           b. if availability of some Riders varies by selling broker dealer, please so state in each location that states that Riders may not be available in all states; and

           c. since the Prospectus does not describe any restrictions on Investment Options,
              please delete the statement that    [c]ertain optional benefits
limit or restrict the
              Investment Options that you may select under the Contract.

Overview of the Policy

Purpose

20. Please tailor the disclosure in this section to reflect that the Policy covers the lives of two
      Insureds.

21.   In the last sentence of the section, please add    and Death Benefit
Qualification Test
      immediately after    Death Benefit Option.

Premiums

22. Please revise the discussion of Policy lapse in this section and under How Premiums
      Work   Planned Premium Payments in light of the fact that the Short-Term
No-Lapse
      Guarantee Rider is a standard feature of the Policy.

Policy Features

   Death Benefit

23.   The disclosure states that    [t]he death benefit proceeds equal the
death benefit plus any
      additional benefit provided by a rider less any outstanding loan or unpaid Policy
      charges.    No additional benefits are provided by any Rider in
connection with the Death
      Benefit. Please remove the reference.

24.   The disclosure states that    Policy charges vary depending on which
Death Benefit Option
      is selected.    If Policy charges also vary depending on which Death
Benefit Qualification
      Test is selected, please so indicate in the disclosure.
 Brandon J. Cage
November 14, 2022
Page 5 of 14

   Surrender

25.   Please add    or benefits    immediately after    no life insurance
coverage    in the third
      sentence of this paragraph.

26. Please consider adding to the fourth sentence that tax consequences including a possible tax penalty if surrendered before age 59  .

Fee Tables

Transaction Fees

   Maximum Sales Charge Imposed on Premiums (Load)

27. The first note to appear under Transaction Fees is Note 3. Please renumber the notes sequentially starting with Note 1.

   Maximum surrender charge

28. In Note 1, please consider adding a cross reference to the discussion of the Surrender
      Charge in Withdrawals, Surrenders and Loans   Surrendering Your Policy.

Periodic Charges Other Than Fund Operating Expenses

29. Please consider adding that the maximum charge under Administrative charge is also the current charge.

30. Please remove the Policy Split Option Rider from this table. This transactional charge is covered under The Transaction Fees table.

31.   Note 4 to the table states    [t]he Coverage charge on a current basis
only applies for the
      first 10 years of each Coverage Layer.    Please disclose how the
Coverage charge will be
      calculated after the first 10 years of a Coverage Layer or provide a cross reference to the relevant discussion in the Prospectus.

32. Note 6 which applies to all Optional Benefit Charges states that [r]ider charges are based on the Age and Risk Class of the person insured under the Rider on the effective date of
      the Rider.    If accurate, please revise so that the statement applies
only to the Estate
      Preservation Rider.
 Brandon J. Cage
November 14, 2022
Page 6 of 14

Policy Basics

Owners, the Insureds, and Beneficiaries

   Owners

33.    The disclosure states that    [y]ou can own a Policy by yourself or with
someone else.
       Special Terms defines    Owner    as    the person named on the
application who makes the
       decisions about the Policy.    The preceding disclosure is identical to
the disclosure that
       the Company uses for its policies that cover a single insured. Please tailor the ownership disclosure throughout to reflect a Policy that covers two Insureds. For example, please add that if the Policy is owned by one Owner, the Owner can make all decisions regarding the Policy and its benefits for both Insureds. Please disclose whether the application requires that both Insureds be affirmatively identified by the applicants as
       Owners or whether both Insureds are deemed Owners, unless the application specifies a different person as the Owner. Also, disclose what happens when the application does not indicate an Owner(s).

   The Insured

34. If the Company intends to use simplified underwriting or other underwriting methods that would cause healthy individuals to pay higher cost of insurance rates than they would pay under a substantially similar policy that is offered by the Company using different underwriting methods, state that the cost of insurance rates are higher for healthy individuals when this method of underwriting is used than under the substantially similar policy. [Instruction 2 to Item 7 (a).]

Illustrations

35.    Please add    historical or    immediately before    a hypothetical
gross rate of return    in the
       third bullet point.

Telephone and Electronic Transactions

36. An investor may authorize the Company to accept telephone and electronic instructions for certain transactions, including initiating loans. Can loan increases or repayments also be authorized in this manner? If so, please revise the disclosure.

Death Benefits

37. Please add a cross reference to the discussion in the Prospectus of the effect of withdrawals under each Death Benefit Option.

The Death Benefit

38.    The disclosure states that the    Policy   s Death Benefit depends on
two choices you must
       make: [the] Total Face Amount [and the] Death Benefit Option.    The
table under Death
 Brandon J. Cage
November 14, 2022
Page 7 of 14

       Benefit Qualification Test   Comparing the Death Benefit Qualification
Tests shows that
       the Death Benefit is generally higher under the Cash Value Accumulation Test. Please revise the disclosure to include the choice of Death Benefit Qualification Test as a factor
       affecting the Policy   s Death Benefit.

Death Benefit Options

39. Please add disclosure to the effect that the Death Benefit Option an investor chooses will have an impact on the dollar value of the Death Benefit, the Accumulated Value, and the cost of insurance charges an investor pays.

40.    The disclosure states    [t]he Death Benefit Option you choose will
generally depend on
       which is more important to you: a larger Death Benefit or building the Accumulated
       Value of your Policy.    Please revise the disclosure to also include
cost of insurance
       charges as a consideration in choosing a Death Benefit Option. Please also add disclosure so that an investor understands the material pros and cons of each death benefit option (e.g., under Option A, positive returns would result in a higher proportion of
       Accumulated Value to the Death Benefit which would reduce the Net Amount at Risk, which may lower the total fees and expenses under the Policy).

41. Please add a brief explanation under the illustration of Option A to the effect that the
       Death Benefit remains constant and does not change as a Policy Accumulated Value changes.

Changing Your Death Benefit Option

42. Please revise the second bullet to reflect three Death Benefit Options rather than two.

43.    In the third bullet, please revise the reference to    any Death Benefit
Option    to Death
       Benefit Options A or B.

Death Benefit Qualification Test

44. Please disclose the default Death Benefit Qualification Test when no choice is indicated
       in the application.

45. Please briefly explain how each Death Benefit Qualification Test is calculated and the effect of choosing the CVAT or GPT qualification test with each Death Benefit Option.

   Comparing the Death Benefit Qualification Tests

46. In the comparison chart, please disclose any anticipated differences in Policy charges under the two tests
 Brandon J. Cage
November 14, 2022
Page 8 of 14

Other Benefits Available Under the Policy

47.   Please address the following comments regarding loans:

          a. add a discussion of the risks of loans to Principal Risks of Investing in the Policy;
             and

          b. given that loans are a benefit under the Contract, consider adding loans to the table in Other Benefits Available Under the Policy. If loans will not be added to the table, please supplementally explain why it would not be appropriate to do so.

48.   In the description of the Conversion Rider, please change    certain
insurance coverages
      to    eligible coverage.

49. In the last column of the description of the Enhanced Policy Split Option Rider, please disclose the following:

          a. the Rider may not be exercised after a certain number of Policy Years depending on the ages of the Insureds; and

          b. the Rider may only be exercised upon the occurrence of certain federal estate tax law changes.

50. In the last column of the description of the Premier Living Benefits Rider 2, please disclose that once the Rider is exercised, the Company will not allow any requested increases in benefits under the Policy or any other Riders.

51. In the last column of the description of the Terminal Illness Rider Last Survivor, please consolidate the disclosure in the fourth and seventh bullet points.

52.   In the description of the Terminal Illness Rider   Last Survivor, the
disclosure states that
      the rider is    [n]ot available for Policy   s issued with the Premier
Living Benefits Rider 2,
      unless the Insured(s) did not qualify for the Premier Living Benefits
Rider 2.    Please
      reconcile this with the statement under the description of the Premier Living Benefits
      Rider 2 that the Rider    [c]annot be issued with the Terminal Illness
Rider   Last Survivor
      if this rider names more than one eligible Insured.

53. With respect to the Estate Preservation Rider, please address the following:

          a. in the second column, please insert    equal to the Rider Face
Amount
             immediately after    a death benefit;    and

          b. add to the last column that if the Policy lapses, the Rider cannot be reinstated.
 Brandon J. Cage
November 14, 2022
Page 9 of 14

Optional Riders and Benefits

Conversion Rider

54. Please add that the investor also should consider the fees, including any surrender charges or premiums loads that would apply to surrender the existing policy and purchase the new policy.

   How the Rider Works:

55. Disclose, if accurate, that if the new policy is not a variable universal life policy issued by
       the Company, the existing policy   s surrender charge and the new policy
  s premium loads
       will apply to the Accumulated Value less Policy Debt transferred to purchase the new policy.

Enhanced Policy Split Option Rider

56. Please add a toll free number for investors to use to ask questions about the Rider.

   Example

57. Please add that the Company will waive the surrender charge that would be incurred on the amount transferred from the old policy.

Policy Split Option Rider

58.    Please reconcile the statement in the first paragraph that    [t]he
exchange may be made to
       any single life policy of permanent [emphasis added] life insurance that we regularly
       issue    with the remainder of the discussion of the Rider which assumes that the Rider
       permits exchanges to single variable universal life policies. If the Rider only permits exchanges for permanent life insurance, please clarify the limitation in the preceding
       sentence by adding    only    immediately before    be made    in the
sentence and revise other
       disclosure in the section accordingly. Also, disclose this limitation in the last column of the description of the Policy Split Option Rider on page 30 of the Prospectus.

59. Please add that the investor also should consider the fees, including any surrender charges or premiums loads that would apply to surrender the existing policy and purchase the new policies.

   Example

60. Please add that the Company will waive the surrender charge that would be incurred on the amount transferred from the old policy.
 Brandon J. Cage
November 14, 2022
Page 10 of 14

Premier Living Benefits Rider 2

   Accelerated Death Benefit Payments and Values   Chronic Illness Benefit

61.    Please address the following relating to the Assumptions in the Example:

          a. the Accumulated Value is $150,000 and the Cash Surrender Value is $100,000.
             The Cash Surrender Value is defined as    the Policy   s
Accumulated Value less any
             surrender charge.    Please explain supplementally how the
surrender charge could
             be one-third of the Accumulated Value;

          b. we note that the Chronic Illness Reduction Factor calculation in the Example does not align with the Chronic Illness Reduction Factor formulae provided prior to the
             Example; and

          c. add a line item showing the Chronic Illness Benefit Proceeds assuming no Policy
             Debt.

   Accelerated Death Benefit Payments and Values   Terminal Illness Benefit

62. Please add definitions for Accelerated Death Benefit Interest Rate and Terminal Illness
       Reduction Factor to this section.

63.    Please address the following relating to the Assumptions in the Example:

          a. so that investors can more easily compare the two examples provided for this
             Rider, please revise the figures in the Example for the Terminal Illness Benefit so that the Accumulated Value, Death Benefit, Cash Surrender Value and Policy
             Debt are the same as those in the Chronic Illness Benefit Example; and

          b. add a line item showing the Terminal Illness Benefit Proceeds assuming no Policy
             Debt.

   Rider Effects on Your Policy

64. The introduction to the Rider discussion states that at the time the Company makes a
       Benefit payment, it will reduce an investor   s Policy   s Death Benefit
   by an amount
       greater than the Benefit payment itself.    Using an example, please
clearly explain how a
       Policy   s Death Benefit is reduced by an amount greater than the
Benefit payment.

65.    In Terminal Illness Rider   Last Survivor Rider, the disclosure states
that when such
       Rider is exercised, the Company will send a statement showing the effect of exercising
       the Rider on the Policy   s Death Benefit, Accumulated Value, Premium,
Cost of Insurance
       Charges and Policy Loans. Please include a statement in the discussion of the Premier
       Living Benefits Rider 2 of the information that an investor should expect upon exercising the Rider.
 Brandon J. Cage
November 14, 2022
Page 11 of 14

Terminal Illness Rider   Last Survivor

66.    With respect to the statement in this section and under Terminal Illness
Rider   Last
       Survivor    [o]ther Policy values, including but not limited to,
Surrender Charge,
       Accumulated Value and Total Face Amount will be reduced pro rata, please address the following:

           a. consider whether reference to the Surrender Charge should be removed since a reduction in the Face Amount of a Basic Life Coverage Layer will not affect the
              Surrender Charge; and

           b.   if accurate, add a reference to Policy Loans to the statement.

   The Rider at Exercise

67.    Please clarify that the Terminal Illness Benefit is the    lesser of 75%
of the Eligible
       Coverage or $250,000.    In the first reference to Acceleration
Percentage in this
       discussion, please include a parenthetical that Acceleration Percentage is defined below.

   Calculating the Benefit Under the Rider

68. In the formulae for the Terminal Illness Reduction Factor, if accurate, please replace
          (a) x (b)    with    (a)    (b).

   Example

69. In the Example, please add a line item showing the Terminal Illness Benefit Proceeds assuming no Policy Debt.

   Your Policy After Exercising the Rider

70. The introduction to the Rider discussion states that at the time the Company makes a
       Benefit payment, it will reduce the Policy   s Death Benefit    by an
amount greater than the
       Benefit payment itself.    Using an example, please clearly explain how
a Policy   s Death
       Benefit is reduced by an amount greater than the Benefit payment.

Your Policy   s Accumulated Value

Additional Credit

71.    The disclosure states, that    [t]erminating any Coverage Layer in its
entirety may
       [emphasis added] reduce the crediting of any future additional credits attributable to that
       Coverage Layer.    Please disclose the circumstances under which
terminating a Coverage
       Layer will reduce the crediting of future additional credits.
 Brandon J. Cage
November 14, 2022
Page 12 of 14

72.   The disclosure states that the additional credit rate    depends on your
Age, Sex, Risk
      Class and Death Benefit Option at the issue of each Coverage Layer.
Does the credit
      rate depend on the characteristics of a single insured? If not, please revise the disclosure.

73. Please add a statement that the additional credit percentage on the Policy Date is shown in the Policy Specifications.

Monthly Deductions

   Asset charge

74.   Please disclose the purpose of the asset charge.

Lapsing and Reinstatement

   How to Avoid Future Lapsing

75. Please disclose that if the Short-Term No-Lapse Guarantee Rider is in effect, the Policy will not lapse if an amount at least equal to one twelfth of the No-Lapse Guarantee
      Premium is paid each month and provide a cross reference to the discussion of the Rider in the Prospectus.

Your Investment Option

Fixed Option

76. In the third bullet point, please remove the statement that the Fixed Option does not have investment risk.

Transferring Among Investment Options and Market-timing Restrictions

   Transfers

77.   Please revise the statement    [t]ransfers to the Fixed Account may be
limited,    to explain
      that these refer to aggregate allocation limits that the Company may impose across all
      Pacific Life policies in which the investor has an interest or to which payment is made by a single payor.

Withdrawals, Surrenders and Loans

   How Withdrawals Affect Your Policy   s Death Benefit

78. Please revise the two bullet points in this section to clarify what happens if the Death
      Benefit is, equal to, less than and more than the Minimum Death Benefit. Brandon J. Cage
November 14, 2022
Page 13 of 14

   Surrendering Your Policy

79. With respect to the examples in this section, please addressing the following:

           a. revise the assumptions for each example to cover two Insureds;

           b. in the first example, add another calculation of the Surrender Charge at Policy month 70; and

           c. in the last line of the second example, please change    coverage
charge    to
                 Surrender Charge.

General Information About Your Policy

   Policy Exchange

80. To better distinguish a Policy exchange from a Policy replacement, please explain the
       term    exchange    at the beginning of the section. Also, please revise
the disclosure to
       reflect two Insureds.

PART C

Exhibits

81. The Powers of Attorney incorporated by reference into the Registration Statement do not specifically reference this Registration Statement. Please execute and file new Powers of
    Attorney with the next pre-effective amendment authorizing the filing of this Registration
    Statement. See Rule 483(b) under the 1933 Act.

                                            * * * *

        Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

       We remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
 Brandon J. Cage
November 14, 2022
Page 14 of 14

      You may contact me at (202) 551-6907 or chooy@sec.gov if you have any questions.

                                                Sincerely,
                                                /s/ Yoon Choo
                                                Senior Counsel



cc: Andrea Ottomanelli Magovern, Assistant Director
    Michael Pawluk, Senior Special Counsel
    Sally Samuel, Branch Chief